Exhibit 99.2

FORM OF PROXY
for the April 27, 2011 Annual Meeting of Shareholders
This proxy is solicited by the management of OPTI Canada Inc.

The undersigned Shareholder of OPTI Canada Inc. (the "Corporation") hereby appoints Joe Bradford or, failing him, Travis Beatty or, instead of any of them ___________________________________________________________ as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held at 9:00 a.m. (Calgary time) on April 27, 2011, and at any adjournment thereof (notice of which Meeting, with the accompanying Management Proxy Circular of the Corporation dated March 15, 2011 (the "Proxy Circular"), has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

 (1)           On the election of six (6) directors:

		FOR	WITHHOLD			FOR	WITHHOLD
01	Ian W. Delaney	☐	☐	04	Edythe (Dee) Marcoux	☐	☐
02	Charles L. Dunlap	☐	☐	05	Christopher Slubicki	☐	☐
03	David Halford	☐	☐	06	James Stanford	☐	☐
or, if no specification is made, FOR such nominees.

(2)           On the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation:

☐ FOR                                ☐ WITHHOLD VOTE

or, if no specification is made, FOR such appointment.

In the proxy holder’s discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Proxy Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all Common Shares in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.  The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature:

Name of Shareholder:
(please print)

Date:

NOTES:
	(1)	This form of proxy must be signed and dated. If not dated by the Shareholder, the form of proxy will be deemed to bear the date on which it was mailed to the Shareholder.

(2)
The Shareholder should sign his name in the form in which his Common Shares are registered. The form of proxy must be executed by the Shareholder or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3)
A Shareholder has the right to appoint a person, who need not be a Shareholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such Shareholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the Shareholder's Common Shares are to be voted.

(4)
Shareholders who do not expect to attend the Meeting in person are requested to date and sign the enclosed instrument appointing a proxy and return it in the envelope provided for that purpose.  Completed proxies may be submitted by mail to Valiant Trust Company ("Valiant"), 600 – 750 Cambie Street, Vancouver, British Columbia V6B 0A2, by facsimile copy to Valiant Trust Company at (604) 681-3067 or by using the Internet voting link at www.valianttrust.com.  In order to vote on the Internet you will need your Control Number found on this form of proxy.  All proxies to be used at the Meeting must be received by Valiant at or before forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of the Meeting, or any adjournment(s) thereof.

	(5)	Your name and address are recorded as indicated. Please report any change.